Filed by Diversified Healthcare Trust

Commission File No. 001-15319

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed as definitive additional materials

under the Securities Exchange Act of 1934

Subject Company: Diversified Healthcare Trust

Commission File No. 001-15319

Registration Statement on Form S-4: 333-272105

Date: July 21, 2023

On July 21, 2023, Diversified Healthcare Trust issued the following press release.

FOR IMMEDIATE RELEASE

Diversified Healthcare Trust Announces Filing of Definitive Proxy Materials and

Recommends Shareholders Vote “FOR” Merger with Office Properties Income Trust on the WHITE Proxy Card

Merger is the Best Available Opportunity for Long Term Value, Creating a Diversified REIT with a Quality Portfolio, Credit Tenant Base and Strong Growth Potential with an Immediate Dividend

Schedules Special Meeting for Shareholders to Approve the Pending Merger for August 30, 2023

__________________________________________________________________________

NEWTON, MA – July 21, 2023 – Diversified Healthcare Trust (Nasdaq: DHC) today announced the filing of definitive proxy materials with the U.S. Securities and Exchange Commission (the “SEC”) in connection with DHC’s pending merger with Office Properties Income Trust (Nasdaq: OPI). The DHC Board of Trustees unanimously recommends that shareholders vote “FOR” the proposal to approve the merger agreement with OPI.

The DHC Board believes that the merger is the best available opportunity for long term value for common shareholders. A Special Meeting of Shareholders is scheduled on Wednesday, August 30, 2023, at 11:00 a.m. Eastern Time. DHC shareholders of record as of the close of business on June 16, 2023, are eligible to vote. Subject to shareholder approval and satisfaction of all other closing conditions, the merger is expected to close during the third quarter of 2023.

A Compelling Combination That Delivers Significant Value for DHC Shareholders

Under the terms of the merger agreement, DHC shareholders of record will receive 0.147 shares of OPI for each common share of DHC held immediately prior to closing. This all-stock transaction represents significant financial and value-creation benefits to DHC shareholders:

•	Transaction results in DHC shareholders owning approximately 42% of the combined company, and OPI shareholders owning approximately 58% of the combined company.

o	DHC shareholders retain the upside potential in the combined entity, which will have lower leverage and wider access to capital.

•	DHC shareholders will benefit from the combined company’s expected cash distribution of $0.25 per share per quarter, or $1.00 per year, which is a 267% increase on a pro rata basis from DHC’s current distribution level of $0.01 per share per quarter, or $0.04 per year.

•	The merger is expected to be immediately accretive to DHC shareholders on a pro rata basis and result in annual general and administrative savings of approximately $2 million to $3 million.

Creating a Diversified REIT with a Quality Portfolio, Credit Tenant Base and Strong Growth Potential

In addition to providing significant value to DHC shareholders, DHC expects that the merger with OPI will provide important benefits for all DHC stakeholders. The transaction is expected to address the near-term challenges of DHC and the long-term challenges of OPI with enhanced scale, diversification and access to capital. In addition, the combined company will benefit over time from the anticipated recovery in NOI growth in DHC’s Senior Housing Operating Portfolio (“SHOP”) segment. Following the close of the transaction the combined company will also benefit from:

•	Greater scale and diversification with a resilient portfolio of 265 medical office buildings, life science and office properties totaling nearly 30 million square feet and occupancy close to 90%.

•	A tenant base that includes a mix of investment-grade tenants representing close to 58% of the portfolio, comprising some of the country's largest and most dynamic companies, including Bank of America, Google, Lifetime Fitness, Sonoma Biotherapeutics and Advocate Aurora Health, as well as the U.S. government.

•	A diversified portfolio of properties located in many of the country's prominent submarkets throughout 40 states and in the District of Columbia along with 42% of the portfolio located within the highly desired Sunbelt region, including several major metros throughout Florida, Texas, Arizona and California.

Enhances Access to Capital and Financial Flexibility for DHC

•	Immediate Debt Covenant Compliance: DHC is currently restricted from issuing or refinancing any debt because DHC is currently not in compliance, and has not been in compliance for over two years, with its debt incurrence covenants. Importantly, DHC has $700 million in debt maturing over the next twelve months before it expects to be in compliance with its debt incurrence covenants. The combined company is expected to be immediately in compliance with its debt incurrence covenants and have greater scale and diversity with more access to capital sources to address upcoming debt maturities, including low-cost GSE and agency debt. In connection with the merger, $450 million of DHC debt maturing in January 2024 will be also refinanced.

•	Increased Liquidity to Execute SHOP Recovery: The merger is expected to provide increased liquidity to fund the SHOP turnaround and capital improvement plan, which is already underway. The combined company will be also less vulnerable to the inconsistent and hard to predict recovery in the SHOP performance.

The transaction was evaluated and negotiated by a special committee of the DHC board comprised of independent, disinterested trustees. Lisa Harris Jones, Lead Independent Trustee and Chair of the Special Committee of the DHC Board, made the following statement:

“The Special Committee of the DHC Board, with support from our financial and legal advisors, unanimously determined that the pending merger is the best opportunity to address the challenges confronting DHC. Having carefully considered a wide range of alternatives to enhance shareholder value, we are confident that the combination with OPI is the best path forward and presents shareholders with the best available opportunity for long term value creation. Following the close of the transaction, DHC shareholders will benefit from the upside of owning a leading diversified REIT with significantly enhanced scale that immediately pays an attractive and sustainable dividend.”

Adam Portnoy, Managing Trustee and Chair of the DHC Board of Trustees, made the following statement:

“I have significantly increased my ownership interest in DHC since the merger was announced to further align my interests with other DHC shareholders and because I believe the combined company represents an attractive long term investment. I plan to vote FOR the merger and look forward to having a significant stake in the combined company.”

The DHC Board believes that the meaningful benefits outlined above, including the immediate ability to refinance 2024 debt maturities and achieve covenant compliance, and enhanced access to capital and financial flexibility to execute the SHOP recovery, would not be available to DHC on a standalone basis and that the merger is the best alternative available to DHC. Accordingly, the Board recommends DHC shareholders to vote “FOR” the proposals related to the OPI merger on the WHITE proxy card by phone, internet or by signing, dating and returning the WHITE proxy card in the postage-paid envelope provided.

Advisors

BofA Securities is acting as exclusive financial advisor to the DHC special committee and Sullivan & Cromwell LLP is acting as legal advisor to the DHC special committee in this transaction.

Vote “FOR” The OPI Merger on the WHITE Proxy Card Today

Any shareholder with questions about the DHC Special Meeting or in need of assistance in voting the WHITE proxy should contact:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Brokers and Banks Call Collect: (212) 380-6982

All Others Call Toll-Free: (800) 714-3310

About Diversified Healthcare Trust

DHC is a real estate investment trust focused on owning high-quality healthcare properties located throughout the United States. DHC seeks diversification across the health services spectrum by care delivery and practice type, by scientific research disciplines and by property type and location. As of March 31, 2023, DHC’s approximately $7.1 billion portfolio included 376 properties in 36 states and Washington, D.C., occupied by approximately 500 tenants, and totaling approximately 9 million square feet of life science and medical office properties and more than 27,000 senior living units. DHC is managed by The RMR Group (Nasdaq: RMR), a leading U.S. alternative asset management company with more than $37 billion in assets under management as of March 31, 2023 and more than 35 years of institutional experience in buying, selling, financing and operating commercial real estate. To learn more about DHC, visit www.dhcreit.com.

Warning Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Also, whenever DHC uses words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “will”, “may” and negatives or derivatives of these or similar expressions, it is making forward-looking statements. These forward-looking statements are based upon DHC’s present intent, beliefs or expectations, but forward-looking statements are not guaranteed to occur and may not occur. Actual results may differ materially from those contained in or implied by DHC’s forward-looking statements as a result of various factors. For example: (a) OPI and DHC have entered into a definitive merger agreement and the merger is expected to close in the third quarter of 2023. However, the closing of the merger is subject to the satisfaction or waiver of closing conditions, including DHC shareholder approval and the financing or any consents or approvals required or contemplated in connection with the merger, some of which are beyond DHC’s control, and DHC cannot be sure that any or all of these conditions will be satisfied or waived. Accordingly, the merger may not close on the contemplated terms or at all or it may be delayed; (b) DHC shareholders are expected to benefit from an annual distribution of $1.00 per share of the combined company. However, the Board of Trustees of the combined company will consider many factors when setting distribution rates, and thus future distribution rates may be increased or decreased and DHC cannot be sure as to the rate at which future distributions will be paid; (c) the transactions contemplated by the merger agreement and the terms thereof were evaluated, negotiated and recommended to DHC’s Board of Trustees by a special committee of DHC’s Board of Trustees, comprised solely of DHC’s Independent Trustees, and were separately approved by DHC’s Independent Trustees and by DHC’s Board of Trustees, and that BofA Securities acted as exclusive financial advisor to DHC. Despite this process, DHC could be subject to claims challenging the merger or other transactions or DHC’s entry into the merger and related agreements because of the multiple relationships among DHC, OPI and The RMR Group LLC (“RMR”), the manager of DHC and OPI, and their related persons and entities or other reasons, and defending even meritless claims could be expensive and distracting to management; and (d) this news release contains statements, including Ms. Harris Jones’s and Mr. Portnoy’s statements, regarding the expectations for the merger and the combined company which may imply that the combined company will achieve its expected strategic and financial goals and the shareholders will benefit from the growth potential of the combined company. However, the combined company will be subject to various risks, including: the risk that the combined businesses will not be integrated successfully or that the integration will be more costly or more time-consuming and complex than anticipated; the risk that cost savings and synergies anticipated to be realized by the merger may not be fully realized or may take longer to realize than expected; risks related to future opportunities, plans and strategy for the combined company, including the uncertainty of expected future financial performance, expected access to cash flows and capital, timing of accretion, distribution rates and results of the combined company following completion of the merger and the challenges facing the industries in which each company currently operates and the combined company will, following the closing of the transaction, operate; risks related to the market value of the OPI common shares to be issued in the merger; risks associated with indebtedness incurred in connection with the merger, including the potential inability to access, or reduced access to, the capital markets or other capital resources or increased cost of borrowings, including as a result of a credit rating downgrade; risks associated with the level of capital expenditures of each company and the combined company following the merger; and risks associated with the impact of general economic, political and market factors on the combined company. As a result, the combined company may not achieve the long-term growth and value creation for shareholder as expected.

These risks, as well as other risks associated with the proposed transaction between DHC and OPI, are more fully discussed under “Risk Factors” in the definitive proxy statement filed by DHC with the SEC on July 21, 2023. The information contained in DHC's periodic reports filed with the SEC, including under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” or incorporated therein, also identifies important factors that could cause DHC's actual results to differ materially from those stated in or implied by DHC's forward-looking statements. DHC's filings with the SEC are available on the SEC's website at www.sec.gov.

You should not place undue reliance upon any forward-looking statements. Except as required by law, DHC does not intend to update or change any forward-looking statements as a result of new information, future events or otherwise.

Important Additional Information About the Merger

This press release may be deemed to be solicitation material in respect of the proposed merger between DHC and OPI. In connection with the proposed merger, OPI filed a registration statement on Form S-4 with the SEC containing a joint proxy statement/prospectus of DHC and OPI. On July 21, 2023, the registration statement was declared effective by the SEC and DHC and OPI each filed with the SEC and commenced mailing to their respective shareholders the definitive joint proxy statement/prospectus. The proposed transaction involving DHC and OPI will be submitted to DHC’s and OPI’s shareholders for their consideration at special meetings of shareholders to be held on August 30, 2023. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT DHC, OPI AND THE MERGER. Investors will be also able to obtain copies of the registration statement and the joint proxy statement/prospectus and other relevant documents (when they become available) free of charge at the SEC’s website (www.sec.gov). Additional copies of documents filed by DHC with the SEC may be obtained for free on DHC’s Investor Relations website at www.dhcreit.com/investors or by contacting the DHC Investor Relations department at 1-617-796-8234.

In addition to the joint proxy statement/prospectus, DHC files annual, quarterly and current reports and other information with the SEC. DHC’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

No Offer or Solicitation

This press release is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, any securities or a solicitation of any vote or approval in any jurisdiction with respect to the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

DHC and certain of its trustees and executive officers, OPI and certain of its trustees and executive officers, and RMR and its parent and certain of their respective directors, officers and employees may be deemed to be participants in the solicitation of proxies from DHC’s and OPI’s shareholders in connection with the merger. Certain information regarding these trustees, executive officers, directors, officers and employees and a description of their direct and indirect interests are set forth in the registration statement and the joint proxy statement/prospectus filed with the SEC by DHC and/or OPI. Information about DHC’s trustees and executive officers is also included in the proxy statement for DHC’s 2023 annual meeting of shareholders, which was filed with the SEC on April 20, 2023. Information about OPI’s trustees and executive officers is also included in the proxy statement for OPI’s 2023 annual meeting of shareholders, which was filed with the SEC on April 6, 2023. Copies of the foregoing documents may be obtained as provided above.

Investor Contacts:

Melissa McCarthy, Manager, Investor Relations

(617) 796-8234

Tom Germinario

D.F. King & Co., Inc.

(212) 493-6922

Media Contact:

Andrew Siegel / Michael Reilly

Joele Frank

212-355-4449

Source: Diversified Healthcare Trust

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